FOR IMMEDIATE RELEASE

Icahn Responds to CVR Energy Letter

Contact: Susan Gordon, (212) 702-4309

New York, New York, March 28, 2012 – Carl C. Icahn today issued the following statement regarding the tender offer by his affiliates for all outstanding shares of CVR Energy for $30 per share, plus a contingent value right, which expires on April 2, 2012:

The letter sent to CVR shareholders today by the company’s board of directors is amusing in its naked attempt to distract shareholders from the simple issue at hand. Shareholders have a choice: they can stick with the current board and management and risk seeing the value of their investment eroded by a tightening of the spread between the price of WTI and Brent crude oil, which I believe is likely to occur; or they can accept my offer and receive a minimum of $30 per share, with the possibility of further upside if I am able to sell CVR within the next 15 months.

The investment bankers that CVR hired with your money have put together fancy tables showing how great the current board and management have performed. However, no amount of smokescreen can obscure the following facts: CVR went public in an IPO in October 2007 at $19 per share. Under the stewardship of CEO Jack Lipinski, the stock fell to a low of $2.25 per share by October 2008. The day before we filed our Schedule 13D on January 13, 2012, the stock was trading at $22.25, a gain of only $3.25 from the IPO price over 4 years ago. It was only after we announced our stake in the company and subsequent tender offer did the stock produce substantial gains over its IPO price.

The Board also continues to tell shareholders that our offer of a minimum of $30 per share, with the possibility of further upside, undervalues the company. However, it is unclear to me how Jack Lipinski, the board’s Chairman, is able to say that with a straight face while at the same time he has been selling his own shares at prices as low as $25.50 per share!

The Board is asking you to forego receiving a minimum of $30 per share, plus the possibility of further upside, in my offer in favor of a promise that the board and management “have a plan for continued growth” and will pay shareholders a “meaningful special dividend” from the sale of “a portion” of its fertilizer business (which I believe serves as a de facto poison pill which makes the sale of CVR more difficult). I ask fellow shareholders this simple question: do we really want to continue with “business as usual” and risk having the company making another expensive and ill-advised acquisition like Wynnewood or would we rather have the company sell ALL of the fertilizer business and return ALL (not a mere portion) of the proceeds to shareholders? I believe the answer is obvious.

The Board would have you believe that my offer is not serious because it contains conditions. What they failed to tell you is that every tender offer has conditions. The significant conditions in my offer are in the control of you – the shareholders. It is simple. If I receive 36% of the stock by April 2nd (which will give me 51%) we go to a proxy fight. When I win, we replace the current CVR board with my slate, which intends to remove the poison pill,1 and the tender will be consummated in accordance with its terms – giving you $30 per share and a contingent value right. CVR’s directors and management are making a huge mistake if they believe I will not consummate this offer immediately if I am given the opportunity.

I believe this offer is highly compelling for shareholders: it is a win-win. Just examine the risk-reward ratio. Once you receive $30 per share, you will have avoided the risk that will still exist for the shareholders that have not tendered. Even the greatest fan of CVR, I daresay even Mr. Lipinski, will admit that there could be serious problems ahead. For instance, Goldman Sachs, in a March 1, 2012 analyst report, cut earnings estimates for CVR, forecasting EBITDA of $781 million in FY 2012 will fall 34% to $512.6 million in FY 2014. How does CVR’s “plan for continued growth” address this?

As we have stated previously, we believe CVR is too small and not diversified enough to compete in a cyclical industry like refining. In our view, the company’s performance since its IPO has largely been due to macro factors like widening crack spreads rather than any superior management talent. We believe its risk profile would be dramatically improved if it were part of a larger strategic partner that could realize synergies, including corporate and operating cost savings. We believe there are strategic partners that would be willing to pay in excess of our offer price if the company was shopped in a fair and open process.

But there is still potential reward for the tendering shareholders if the new board manages to sell the company in the next 15 months – tendering shareholders will still receive the profits from the sale. After making a number of preliminary inquiries to prospective strategic buyers, I realize a sale will not be easy. There is no certainty, but I believe the new board will be able to find a purchaser for the company as I have for many companies in the past.

As my past record has demonstrated, I work assiduously to increase the value of stocks in which my companies have invested, which has led to gains of billions of dollars for ALL shareholders, not just my firm. Over the last few years, our actions have led to an increase in aggregate market value of more than $55 billion for shareholders at well over a dozen companies we have targeted that had a market value of under $20 billion when we first invested.

I hope CVR shareholders will give me the opportunity to attempt to do the same for them.

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NOTICE TO INVESTORS

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE TENDER OFFER DESCRIBED ABOVE. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE DATED FEBRUARY 23, 2012 AND RELATED DOCUMENTS THAT CARL C. ICAHN AND CERTAIN OF HIS AFFILIATES DISTRIBUTED TO HOLDERS OF COMMON STOCK OF CVR ENERGY, INC. AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AS EXHIBITS TO THEIR SCHEDULE TO. HOLDERS OF COMMON STOCK SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. HOLDERS OF COMMON STOCK MAY OBTAIN A FREE COPY OF THE SCHEDULE TO, THE OFFER TO PURCHASE AND OTHER DOCUMENTS FROM THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF CVR ENERGY, INC. FOR USE AT ITS 2012 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF CVR ENERGY, INC AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2012.

1 If elected, our nominees will be subject to fiduciary duties as directors of CVR and will comply with those duties in determining whether to remove the poison pill.